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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NATURE'S SUNSHINE PRODUCTS, INC.
(Name of Subject Company (issuer))

NATURE'S SUNSHINE PRODUCTS, INC., as Offeror
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, WITHOUT PAR VALUE
(Title of Class of Securities)

639027101
(CUSIP Number of Class of Securities)

Craig D. Huff
Vice President of Finance, Treasurer,
Chief Financial Officer and Chief Accounting Officer
75 East 1700 South
Provo, Utah 84606
(801) 342-4300
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Justin P. Klein
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
(215) 665-8500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$11,125,000	$1,310

(1)
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 500,000 shares of common stock at the maximum tender offer price of $22.25 per share.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,310

Form or Registration No.: Schedule TO

Filing Party: Nature's Sunshine Products, Inc.

Date Filed: August 5, 2005

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Nature's Sunshine Products, Inc. (the "Company") on August 5, 2005, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 25, 2005, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase up to 500,000 shares of its outstanding common stock, no par value per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 5, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(2) to this Schedule TO, respectively.

        The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

        Item 11 of the Schedule TO is herby amended and supplemented by adding the following:

        On September 2, 2005, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 12:00 Midnight, New York City Time, on Thursday, September 1, 2005. A copy of the press release is filed as Exhibit (a)(11) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

          (a)(11) Press Release issued September 2, 2005.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATURE'S SUNSHINE PRODUCTS, INC.
/s/ CRAIG HUFF Name: Craig Huff Title: Vice President of Finance, Treasurer, Chief Financial Officer and Chief Accounting Officer

Date: September 2, 2005

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated August 5, 2005.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(4)	Form of Letter to Clients.*
(a)(5)	Notice of Guaranteed Delivery.*
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Letter to Shareholders from the Chief Executive Officer of the Company, dated August 5, 2005.*
(a)(8)	Form of Letter to Participants in the Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan.*
(a)(9)	Form of Notice to Holders of Vested Options to Purchase Shares of Nature's Sunshine Products, Inc. Common Stock.*
(a)(10)	Press Release issued August 5, 2005.*
(a)(11)	Press Release issued September 2, 2005.**
(b)(1)
Credit Agreement between Wells Fargo Bank, N. A. and Nature's Sunshine Products, Inc., dated August 5, 2002, incorporated herein by reference to Exhibit (b)(1) to the Company's Tender Offer Statement on Schedule TO filed October 27, 2004.
(b)(2)
First Amendment to Credit Agreement between Wells Fargo Bank, N. A. and Nature's Sunshine Products, Inc., dated July 1, 2004, incorporated herein by reference to Exhibit (b)(1) to the Company's Tender Offer Statement on Schedule TO filed October 27, 2004.
(b)(3)
Promissory Note from Nature's Sunshine Products to Wells Fargo Bank, N.A., dated July 1, 2004, incorporated herein by reference to Exhibit (b)(1) to the Company's Tender Offer Statement on Schedule TO filed October 27, 2004.
(d)(1)	Nature's Sunshine Products, Inc. 1995 Stock Option Plan, as amended, incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed August 4, 2004.

*
Previously filed.

**
Filed herewith.

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  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS